UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: SOLBE1 ELECTION RIGHT RESULTS ANNOUNCEMENT



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 29 March 2018					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary





Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	 US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

SOLBE1 ELECTION RIGHT RESULTS ANNOUNCEMENT

1. We refer to the SENS announcements published on Monday, 29 January 2018, Wednesday, 21 February 2018 and Thursday, 22 March 2018 relating to the Election Right as more fully described in those SENS announcements. The last date for SOLBE1 shareholders to have exercised the Election Right was Thursday, 22 March 2018, which date was extended to 12:00 on Friday, 23 March 2018.

2. The following are the results of the exercise or non-exercise of the Election Right:

2.1.SOLBE1 shareholders validly exercised the Election Right in respect of 962 425 SOLBE1 shares. Accordingly -

     2.1.1.these SOLBE1 shares will not automatically re-designate as SOL shares on Thursday, 5 April 2018 and will remain as SOLBE1 shares; and

   2.1.2. 245 779 SOLBE1 Shares will be issued as capitalisation shares to the holders of such SOLBE1 Shares on Friday, 1
         June 2018.

2.2. SOLBE1 shareholders, holding 1 876 140 SOLBE1 shares, did not exercise or did not validly exercise the Election Right or were not entitled to exercise the Election Right. Accordingly these SOLBE1 shares will automatically re-designate as SOL shares on Thursday, 5 April 2018.


Sandton

29 March 2018

Sponsor
Deutsche Securities (SA) Proprietary Limited

Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc

US Legal Advisors
Shearman & Sterling